SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 12 March 2021
Exhibit 1.2	Director/PDMR Shareholding dated 12 March 2021
Exhibit 1.3	bp Annual Report and Form 20-F 2020 dated 22 March 2021
Exhibit 1.4	Notice of AGM dated 26 March 2021
Exhibit 1.5	Total Voting Rights dated 31 March 2021
Exhibit 1.6	Director/PDMR Shareholding dated 31 March 2021

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.1525	97
d)	Aggregated information - Volume - Price - Total	97 £3.1525 £305.79
e)	Date of the transaction	10 March 2021
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Individual Share Value Plan, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	11,503
d)	Aggregated information - Volume - Price - Total	11,503 Nil consideration (market value $26.65) Nil (market value $306,554.95)
e)	Date of the transaction	10 March 2021
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Group Share Value Plan, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	6,730
d)	Aggregated information - Volume - Price - Total	6,730 Nil consideration (market value $26.65) Nil (market value $179,354.50)
e)	Date of the transaction	10 March 2021
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	Vesting of restricted share units pursuant to the bp Restricted Share Plan II award made in 2016, after adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	5,650
d)	Aggregated information - Volume - Price - Total	5,650 Nil consideration (market value $26.65) Nil (market value $150,572.50)
e)	Date of the transaction	10 March 2021
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.3

BP P.L.C. ANNUAL FINANCIAL REPORT - DTR 6.3.5 DISCLOSURE

BP p.l.c. ('the Company')

The Company announces that the bp Annual Report and Form 20-F 2020 has been published. This document is publicly available via a direct link at www.bp.com/annualreport. This follows the release on 2 February 2021 of the Company's unaudited Fourth Quarter and Full Year 2020 results announcement (the 'Preliminary Announcement').

In compliance with 9.6.1 of the Listing Rules, on 22 March 2021 the Company submitted a copy of the bp Annual Report and Form 20-F 2020 to the National Storage Mechanism.

This document will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The bp Annual Report and Form 20-F 2020 will be delivered to the Registrar of Companies in due course and copies of this document may also be obtained from:

The Company Secretary's Office

BP p.l.c.

1 St James's Square

London

SW1Y 4PD

Tel: +44 (0)20 7496 4000

The Disclosure Guidance and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a Half-yearly Report in compliance with the DTR 6.3.5(2) disclosure requirement. Accordingly the following disclosures are made in the Appendices below. References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the bp Annual Report and Form 20-F 2020. This announcement should be read in conjunction with, and is not a substitute for reading, the full bp Annual Report and Form 20-F 2020.

The extracts from bp Annual Report and Form 20-F 2020 included in this announcement contain certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances  - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside of the control of bp. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements and other factors discussed elsewhere in bp Annual Report and Form 20-F 2020.

APPENDIX A - AUDIT REPORTS

Audited financial statements for 2020 are contained in the bp Annual Report and Form 20-F 2020. The Independent Auditor's Report on the consolidated financial statements is set out in full on pages 130-149 of the bp Annual Report and Form 20-F 2020. The Independent Auditor's Report on the consolidated financial statements is unqualified and does not contain any statements under section 498(2) or section 498(3) of the Companies Act 2006.

APPENDIX B - DIRECTORS' RESPONSIBILITY STATEMENT

The following statement is extracted in full and is unedited text from page 127 of the bp Annual Report and Form 20-F 2020. This statement relates solely to the bp Annual Report and Form 20-F 2020 and is not connected to the extracted information set out in this announcement or the Preliminary Announcement.

Statement of directors' responsibilities

The directors confirm that to the best of their knowledge:

●     The consolidated financial statements, prepared on the basis of IFRS as issued by the IASB, IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the EU and in accordance with the provisions of the Companies Act 2006 as applicable to companies reporting under international accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group.

●    The parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position, performance and cash flows of the Company.

●    The management report, which is incorporated in the strategic report and directors' report, includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that they face.

Helge Lund

Chairman

22 March 2021

APPENDIX C - RISKS AND UNCERTAINITIES

The principal risks and uncertainties relating to the Company are set out on pages 67-70 of the bp Annual Report and Form 20-F 2020. The following is extracted in full and unedited text from the bp Annual Report and Form 20-F 2020:

Risk factors
The risks discussed below, separately or in combination, could have a material adverse effect on the implementation of our strategy, our business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns and reputation.

Strategic and commercial risks

Prices and markets - our financial performance is impacted by fluctuating prices of oil, gas and refined products, technological change, exchange rate fluctuations, and the general macroeconomic outlook.

Oil, gas and product prices are subject to international supply and demand and margins can be volatile. Political developments, increased supply from new oil and gas or alternative low carbon energy sources, technological change, global economic conditions, public health situations (including the continued impact of the COVID-19 pandemic or any future epidemic or pandemic) and the influence of OPEC can impact supply and demand and prices for our products. Decreases in oil, gas or product prices could have an adverse effect on revenue, margins, profitability and cash flows. If significant or for a prolonged period, we may have to write down assets and re-assess the viability of certain projects, which may impact future cash flows, profit, capital expenditure, the ability to work within our financial frame and maintain our long-term investment programme. Conversely, an increase in oil, gas and product prices may not improve margin performance as there could be increased fiscal take, cost inflation and more onerous terms for access to resources. The profitability of our refining activities can be volatile, with periodic over-supply or supply tightness in regional markets and fluctuations in demand.

Exchange rate fluctuations can create currency exposures and impact underlying costs and revenues. Crude oil prices are generally set in US dollars, while products vary in currency. Many of our major project development costs are denominated in local currencies, which may be subject to fluctuations against the US dollar.

Access, renewal and reserves progression - inability to access, renew and progress upstream resources in a timely manner could adversely affect our long-term replacement of reserves.

Focused renewal of our reserve base in line with our strategy depends on our ability to progress upstream resources from our existing portfolio and access new resource in our core areas, generating future opportunities for oil and natural gas production. Competition for access to investment opportunities, heightened political and economic risks where we operate, unsuccessful exploration activity, technical challenges and capital commitments may adversely affect our reserve replacement. This, and our ability to progress upstream resources at a level in line with our strategic outlook for hydrocarbon production, could impact our future production and financial performance.

Major project delivery - failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance.

We face challenges in developing major projects, particularly in geographically and technically challenging areas. Poor investment choice, efficiency or delivery, or operational challenges at any major project that underpins production or production growth could adversely affect our financial performance.

Geopolitical - exposure to a range of political developments and consequent changes to the operating and regulatory environment could cause business disruption.

We operate and may seek new opportunities in countries, regions and cities where political, economic and social transition may take place. Political instability, changes to the regulatory environment or taxation, international trade disputes and barriers to free trade, international sanctions, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism, acts of war and public health situations (including the continued impact of the COVID-19 pandemic or any future epidemic or pandemic) may disrupt or curtail our operations or development activities. These may in turn cause production to decline, limit our ability to pursue new opportunities, affect the recoverability of our assets or cause us to incur additional costs, particularly due to the long-term nature of many of our projects and significant capital expenditure required. Events in or relating to Russia, including trade restrictions and other sanctions, could adversely impact our income and investment in or relating to Russia. Our ability to pursue business objectives and to recognize production and reserves relating to these investments could also be adversely impacted.

Liquidity, financial capacity and financial, including credit, exposure - failure to work within our financial framework could impact our ability to operate and result in financial loss.

Failure to accurately forecast or work within our financial framework could impact our ability to operate and result in financial loss. Trade and other receivables, including overdue receivables, may not be recovered, divestments may not be successfully completed and a substantial and unexpected cash call or funding request could disrupt our financial framework or overwhelm our ability to meet our obligations.

An event such as a significant operational incident, legal proceedings or a geopolitical event in an area where we have significant activities, could reduce our financial liquidity and our credit ratings. Credit rating downgrades could potentially increase financing costs and limit access to financing or engagement in our trading activities on acceptable terms, which could put pressure on the group's liquidity.

bp's credit rating downgrades could also trigger a requirement for the company to review its funding arrangements with the bp pension trustees and may cause other impacts on financial performance. In the event of extended constraints on our ability to obtain financing, we could be required to reduce capital expenditure or increase asset disposals in order to provide additional liquidity. See Liquidity and capital resources on page 306 and Financial statements - Note 29.

Joint arrangements and contractors - varying levels of control over the standards, operations and compliance of our partners, contractors and sub-contractors could result in legal liability and reputational damage.

We conduct many of our activities through joint arrangements, associates or with contractors and sub-contractors where we may have limited influence and control over the performance of such operations. Our partners and contractors are responsible for the adequacy of the resources and capabilities they bring to a project. If these are found to be lacking, there may be financial, operational or safety exposures for bp. Should an incident occur in an operation that bp participates in, our partners and contractors may be unable or unwilling to fully compensate us against costs we may incur on their behalf or on behalf of the arrangement. Where we do not have operational control of a venture, we may still be pursued by regulators or claimants in the event of an incident.

Digital infrastructure and cyber security - breach or failure of our or third parties' digital infrastructure or cyber security, including loss or misuse of sensitive information could damage our operations, increase costs and damage our reputation.

The energy industry is subject to fast-evolving risks from cyber threat actors, including nation states, criminals, terrorists, hacktivists and insiders. A breach or failure of our or third parties' digital infrastructure - including control systems - due to breaches of our cyber defences, or those of third parties, negligence, intentional misconduct or other reasons, could seriously disrupt our operations. This could result in the loss or misuse of data or sensitive information, injury to people, disruption to our business, harm to the environment or our assets, legal or regulatory breaches and legal liability. Furthermore, the rapid detection of attempts to gain unauthorized access to our digital infrastructure, often through the use of sophisticated and co-ordinated means, is a challenge and any delay or failure to detect could compound these potential harms. These could result in significant costs including fines, cost of remediation or reputational consequences.

Climate change and the transition to a lower carbon economy - developments in policy, law, regulation, technology and markets, including societal and investor sentiment, related to the issue of climate change could increase costs, constrain our operations and affect our business plans and financial performance.

Laws, regulations, policies, obligations, government actions, social attitudes and customer preferences relating to climate change and the transition to a lower carbon economy, including the pace of change to any of these factors, and also the pace of the transition itself, could have adverse impacts on our business including on our access to and realization of competitive opportunities in any of our strategic focus areas, a decline in demand for, or constraints on our ability to sell certain products, constraints on production and supply and access to new reserves, adverse litigation and regulatory or litigation outcomes, increased costs from compliance and increased provisions for environmental and legal liabilities.

Investor preferences and sentiment are influenced by environmental, social and corporate governance (ESG) considerations including climate change and the transition to a lower carbon economy. Changes in those preferences and sentiment could affect our access to capital markets and our attractiveness to potential investors, potentially resulting in reduced access to financing, increased financing costs and impacts upon our business plans and financial performance.

Technological improvements or innovations that support the transition to a lower carbon economy, and customer preferences or regulatory incentives that alter fuel or power choices, could impact demand for oil and gas. Depending on the nature and speed of any such changes and our response, these changes could increase costs, reduce our profitability, reduce demand for certain products, limit our access to new opportunities, require us to write down certain assets or curtail or cease certain operations, and affect investor sentiment, our access to capital markets, our competitiveness and financial performance.

Policy, legal regulatory, technological and market developments related to climate change could also affect future price assumptions used in the assessment of recoverability of asset carrying values including goodwill, the judgement as to whether there is continued intent to develop exploration and appraisal intangible assets, the timing of decommissioning of assets and the useful economic lives of assets used for the calculation of depreciation and amortization. See Financial statements - Note 1 and Climate change and the environment on page 52.

Competition - inability to remain efficient, maintain a high-quality portfolio of assets, innovate and retain an appropriately skilled workforce could negatively impact delivery of our strategy in a highly competitive market.

Our strategic progress and performance could be impeded if we are unable to control our development and operating costs and margins, if we fail to scale our businesses at pace, or to sustain, develop and operate a high-quality portfolio of assets efficiently. Furthermore, as we transition from an International Oil Company to an Integrated Energy Company, we face an expanded and rapidly evolving range of competitors in the sectors in which we operate. We could be adversely affected if competitors offer superior terms for access rights or licences, or if our innovation in areas such as new low carbon technologies, digital, customer offer, exploration, production, refining, manufacturing or renewable energy lags those of our competitors. Our performance could also be negatively impacted if we fail to protect our intellectual property. Our industry faces increasing challenges to recruit and retain diverse, skilled and experienced talent. Successful recruitment, development and retention of specialist staff is essential to our plans.

Crisis management and business continuity - failure to address an incident effectively could potentially disrupt our business.

Our business activities could be disrupted if we do not respond, or are perceived not to respond, in an appropriate manner to any major crisis or if we are not able to restore or replace critical operational capacity.

Insurance - our insurance strategy could expose the group to material uninsured losses.

bp generally purchases insurance only in situations where this is legally and contractually required. Some risks are insured with third parties and reinsured by group insurance companies. Uninsured losses could have a material adverse effect on our financial position, particularly if they arise at a time when we are facing material costs as a result of a significant operational event which could put pressure on our liquidity and cash flows.

Safety and operational risks

Process safety, personal safety, and environmental risks - exposure to a wide range of health, safety, security and environmental risks could cause harm to people, the environment and our assets and result in regulatory action, legal liability, business interruption, increased costs, damage to our reputation and potentially denial of our licence to operate.

Technical integrity failure, natural disasters, extreme weather or a change in its frequency or severity, human error and other adverse events or conditions, including breach of digital security, could lead to loss of containment of hydrocarbons or other hazardous materials. This could also lead to constrained availability of resources used in our operating activities, as well as fires, explosions or other personal and process safety incidents, including when drilling wells, operating facilities and those associated with transportation by road, sea or pipeline. There can be no certainty that our operating management system or other policies and procedures will adequately identify all process safety, personal safety and environmental risks or that all our operating activities, including acquired businesses, will be conducted in conformance with these systems. See Safety on page 59.

Such events or conditions, including a marine incident, or inability to provide safe environments for our workforce and the public while at our facilities, premises or during transportation, could lead to injuries, loss of life or environmental damage. As a result we could face regulatory action and legal liability, including penalties and remediation obligations, increased costs and potentially denial of our licence to operate. Our activities are sometimes conducted in hazardous, remote or environmentally sensitive locations, where the consequences of such events or conditions could be greater than in other locations.

Drilling and production - challenging operational environments and other uncertainties could impact drilling and production activities.

Our activities require high levels of investment and are sometimes conducted in challenging environments such as those prone to natural disasters and extreme weather, which heightens the risks of technical integrity failure. The physical characteristics of an oil or natural gas field, and cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations or stop production because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements.

Security - hostile acts against our staff and activities could cause harm to people and disrupt our operations.

Acts of terrorism, piracy, sabotage and similar activities directed against our operations and facilities, pipelines, transportation or digital infrastructure could cause harm to people and severely disrupt operations. Our activities could also be severely affected by conflict, civil strife or political unrest.

Product quality - supplying customers with off-specification products could damage our reputation, lead to regulatory action and legal liability, and impact our financial performance.

Failure to meet product quality specifications could cause harm to people and the environment, damage our reputation, result in regulatory action and legal liability, and impact financial performance.

Compliance and control risks

Ethical misconduct and non-compliance - ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation, and could result in litigation, regulatory action and penalties.

Incidents of ethical misconduct or non-compliance with applicable laws and regulations, including anti-bribery and corruption and anti-fraud laws, trade restrictions or other sanctions, could damage our reputation, and result in litigation, regulatory action, penalties and potentially affect our licence to operate.

Regulation - changes in the law and regulation could increase costs, constrain our operations and affect our business plans and financial performance.

Our businesses and operations are subject to the laws and regulations applicable in each country, state or other regional or local area in which they occur. These laws and regulations result in an often complex, uncertain and changing legal and regulatory environment for our global businesses and operations. Changes in laws or regulations, including how they are interpreted and enforced, can and does impact all aspects of our business.

Royalties and taxes, particularly those applied to our hydrocarbon activities, tend to be high compared with those imposed on similar commercial activities. In certain jurisdictions there is also a degree of uncertainty relating to tax law interpretation and changes. Governments may change their fiscal and regulatory frameworks in response to public pressure on finances, resulting in increased amounts payable to them or their agencies.

Changes in law or regulation could increase the compliance and litigation risk and costs, reduce our profitability, reduce demand for or constrain our ability to sell certain products, limit our access to new opportunities, require us to divest or write down certain assets or curtail or cease certain operations, or affect the adequacy of our provisions for pensions, tax, decommissioning, environmental and legal liabilities. Changes in laws or regulations could result in the nationalization, expropriation, cancellation, non-renewal or renegotiation of our interests, assets and related rights. Potential changes to pension or financial market regulation could also impact funding requirements of the group. Following the Gulf of Mexico oil spill, we may be subjected to a higher level of fines or penalties imposed in relation to any alleged breaches of laws or regulations, which could result in increased costs. See Regulation of the group's business on page 321.

Treasury and trading activities - ineffective oversight of treasury and trading activities could lead to business disruption, financial loss, regulatory intervention or damage to our reputation.

We are subject to operational risk around our treasury and trading activities in financial and commodity markets, some of which are regulated. Failure to process, manage and monitor a large number of complex transactions across many markets and currencies while complying with all regulatory requirements could hinder profitable trading opportunities. There is a risk that a single trader or a group of traders could act outside of our delegations and controls, leading to regulatory intervention and resulting in financial loss, fines and potentially damaging our reputation. See Financial statements - Note 29.

Reporting - failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.

External reporting of financial and non-financial data, including reserves estimates, relies on the integrity of the control environment, our systems and people operating them. Failure to report data accurately and in compliance with applicable standards could result in regulatory action, legal liability and damage to our reputation.

APPENDIX D - RELATED PARTY TRANSACTIONS

Disclosures in relation to the related party transactions are set out on pages 192-194 and page 326 of the bp Annual Report and Form 20-F 2020. The following is extracted in full and unedited text from the bp Annual Report and Form 20-F 2020:

Extract from Note 16 Investments in joint ventures, bp Annual Report and Form 20-F 2020, page 192:

Transactions between the group and its joint ventures are summarized below.

						$ million
Sales to joint ventures		2020		2019		2018
Product	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December
LNG, crude oil and oil products, natural gas	2,974	180	4,884	431	4,603	251

						$ million
Purchases from joint ventures		2020		2019		2018
Product	Purchases	Amount payable at 31 December	Purchases	Amountpayable at 31 December	Purchases	Amountpayable at 31 December
LNG, crude oil and oil products, natural gas, refinery operating costs, plant processing fees	959	84	1,812	225	1,336	300

The terms of the outstanding balances receivable from joint ventures are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

Extract from Note 17 Investments in associates, bp Annual Report and Form 20-F 2020, page 194:

Transactions between the group and its associates are summarized below.

						$ million
Sales to associates		2020		2019		2018
Product	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December
LNG, crude oil and oil products, natural gas	855	169	1,544	243	2,064	393

						$ million
Purchases from associates		2020		2019		2018
Product	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December
Crude oil and oil products, natural gas, transportation tariff	4,926	1,280	9,503	1,641	14,112	2,069

In addition to the transactions shown in the table above, in 2018 bp acquired a 49% stake in LLC Kharampurneftegaz, a Rosneft subsidiary, which develops resources within the Kharampurskoe and Festivalnoye licence areas in Yamalo-Nenets in northern Russia. bp's interest in LLC Kharampurneftegaz is accounted for as an associate.

The terms of the outstanding balances receivable from associates are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

The majority of purchases from associates relate to crude oil and oil products transactions with Rosneft. Sales to associates are related to various entities.

bp has commitments amounting to $10,777 million (2019 $11,198 million), primarily in relation to contracts with its associates for the purchase of transportation capacity. For information on capital commitments in relation to associates see Note 13.

Extract from bp Annual Report and Form 20-F 2020, page 326:

Related-party transactions

Transactions between the group and its significant joint ventures and associates are summarized in Financial statements - Note 16 and Note 17. In the ordinary course of its business, the group enters into transactions with various organizations with which some of its directors or executive officers are associated. Except as described in this report, the group did not have any material transactions or transactions of an unusual nature with, and did not make loans to, related parties in the period commencing 1 January 2020 to 22 March 2021.

APPENDIX E - IMPORTANT EVENTS DURING THE YEAR

For a full glossary of terms, see bp Annual Report and Form 20-F 2020, pages 341-347.

1.        Extracted in full and unedited text from the Chairman's letter, bp Annual Report and Form 20-F 2020, pages 4-5:

Dear fellow shareholders,

2020: the year of the pandemic
In every sense, 2020 was an extraordinary year. The worst pandemic in a century has cost well over 2 million lives and caused worldwide economic and social disruption. While vaccination programmes are now building momentum, the path to recovery remains uncertain.

Because demand for energy is closely linked to human activity, our sector was deeply affected. The combination of a steep fall in share values for almost all oil and gas companies and a new bp distribution policy significantly affected your shareholder returns.

As chairman of your board, I am conscious of my responsibilities to bp's shareholders. When the board decided to reset our distribution policy, it did so with a view to your long-term interests. Our priorities were, and remain, weathering the immediate challenge of the pandemic; paying a resilient dividend; strengthening our balance sheet; investing into the energy transition; investing in our resilient hydrocarbons business and, after that, returning surplus cash to shareholders through buybacks.

The board was unanimous in its support for this course of action, which will help establish bp as an integrated energy company. I hope that bp's new investor proposition and financial frame give reasons for optimism about bp's long-term prospects. As we turn to 2021, the board's focus is on supporting bp's leadership team to deliver our new strategy, and on building renewed shareholder confidence through strategic progress and operational and financial performance.

2020 was also tough for our people. My board colleagues and I are proud of them. Their commitment - on rigs, in refineries, across retail stations and everywhere else in bp - helped keep the world's lights on and allowed us to provide many emergency services with free or heavily discounted fuel. Despite new COVID-19-related practical challenges, our people maintained the safety of bp's operations. That is a testament to their careful work.

bp's new purpose
2020 was a remarkable year for bp for other reasons too. With the backing of the board, our new CEO, Bernard Looney, introduced a new company purpose: reimagining energy for people and our planet. That purpose - together with our strong culture and values - underpins the net zero ambition that we set out last year, together with our new strategy, financial frame and investor proposition. It also informed bp's reinvention - the selection of a new leadership team, and the replacement of bp's upstream/downstream model with a new, integrated group structure.

Change of this scale necessitated a reorganization of how we work. That reorganization will ultimately see close to 10,000 colleagues leaving bp. Saying goodbye has been difficult, but the result is a leaner, flatter, nimbler company - better able to realize the opportunities of the energy transition.

Macro-economic developments have only strengthened the board's belief that the direction in which we are taking bp is the right one - including China's new net zero target, the EU's Green Deal, the UK's plan for a green industrial revolution, and the US's recommitment to the Paris Agreement. Today, global energy markets are even further down the path of fundamental change - and bp is well-positioned to help to speed the world's journey to net zero.

A year of engagement
While this is a journey that will require patience, our goal is that bp over time will become a more valuable company for its shareholders and bring wider benefits for society. Of course, the journey to net zero is, in part, one of discovery. For that reason, the board and bp's leadership team know that we must be fully open to advice, learning and challenge.

2020 was therefore a year of engagement with our stakeholders, and I am grateful for the inputs we received - which helped us shape our new strategy, financial frame and investor proposition, sustainability frame and position on biodiversity. We will keep listening, and we count on you to share your feedback with us as we travel the road to net zero together.

Evolution of the board
As the company evolves, the board's composition will evolve too - reflecting the need for new experiences and skills aligned with bp's new direction. During the year, the board said goodbye to our former CEO, Bob Dudley, and to Brian Gilvary, our former CFO. Sir Ian Davis, Nils Andersen and Dame Alison Carnwath have also stepped down from the board, and we shall shortly say farewell to Brendan Nelson. Collectively and individually they served with distinction - bp is very fortunate to have had their wise advice and strong leadership. We are just as fortunate to welcome Tushar Morzaria, Karen Richardson and Johannes Teyssen to bp's board for the first time.

Closing thanks
I would like to thank Bernard Looney, his leadership team and everyone in bp for their work during 2020. Throughout this challenging year, they showed characteristic determination.

Finally, I thank you, our shareholders. I am grateful both for the continued support we received during 2020, and also for the support of our new shareholders. During 2020, we received investment and other endorsement from those who told us they would not have considered supporting bp were it not for the transformation we have begun. We look forward to repaying the faith you have placed in bp.

Helge Lund

Chairman

22 March 2021
2.        Extracted in full and unedited text from the Chief executive officer's letter, bp Annual Report and Form 20-F 2020, page 6:

Dear shareholders,

The year 2020 will be remembered above all for the pain, sadness and loss of life caused by COVID-19. At bp, our thoughts are with the families and loved ones of the colleagues we have lost. Thousands more on our teams have had the virus, and life under lockdown has meant additional challenges, and anxiety for everyone. I want to pay particular tribute to those on the frontline of our business who have kept our plants and platforms running, our shops and forecourts open, and energy flowing to the world. They have sacrificed so much and earned our deepest respect and appreciation.

Responding to brutal conditions

We began our transformation from an international oil company to an integrated energy company against this backdrop, along with lower oil and gas prices, lower refining margins and unprecedented falls in demand for our retail and aviation fuels. Our response included lowering costs, strengthening the balance sheet with an innovative hybrid bond issue, and advancing our strategy to become a more diversified, resilient and lower carbon company. As part of our strategy planning process, we reviewed our portfolio and development plans. This work - informed by bp's views of the long-term price environment - led to significant impairment charges and non-cash exploration write-offs in the second quarter.

For shareholders, all this was reflected in a reset dividend and a diminished share price. I recognize the financial impact this must have had on you. However, I wholeheartedly believe we will not just restore, but will enhance the long-term sustainable value of your company through the actions we are taking to reinvent bp. And despite the most brutal operating conditions I can remember in almost 30 years in this industry, we have made considerable operational and strategic progress.

Performing while transforming

The loss of $20.3 billion we reported for the year is clearly disappointing. However, it in no way reflects the heroic efforts of the bp team in extremely difficult circumstances, or their deep commitment to performing while transforming:

●          Most importantly - our safety performance continued to improve.

●          Reliability of 94% for bp's operated plants and refining availability of 96% represents remarkably strong performance, especially given the challenges faced by our frontline staff.

●          Capital was reset and we delivered at the lower end of the range.

●          We made good progress towards our net debt target, including the contribution from high grading our portfolio and $6.6 billion of divestment and other proceeds received during the year.

●          New oil and gas production came on from four major projects« - in India, Oman, the UK and the US.

●          Natural gas from the Shah Deniz field in the Caspian Sea arrived in Italy following final completion of the historic Southern Gas Corridor project.

●          And we doubled our retail network in growth markets to around 2,700 retail sites, plus the addition of around 300 strategic convenience sites.

Reinventing bp

This performance is even more remarkable given that we have been carrying out the most extensive reorganization in bp's 112-year history. We have retired the upstream/downstream business model that has served bp very well. In its place we have introduced a leaner, flatter structure, stripping away tiers of management and lowering the workforce towards a target of around 10,000 fewer jobs. My role is now five layers at most away from more than half of our employees. That means people's ideas and voices can be more easily heard - and decisions taken much faster.

We are now more centralized, more agile, and better integrated. This enables us to maximize value creation in a rapidly evolving market through economies of scale, and by exploiting synergies and driving continuous improvement in operational performance.

We are now organized around four business groups.

●          Production & operations is the operating heart of the company - and is focusing our resilient hydrocarbons portfolio on value.

●          Customers & products is growing our convenience and mobility offers for an increasing number of customers.

●          Gas & low carbon energy is growing to help meet rapidly increasing clean energy demand.

●          Innovation & engineering acts as a catalyst, opening up new and disruptive business models and driving our digital transformation.

And our trading & shipping business and regions, cities & solutions team knit together the offers of our four core groups to drive greater value creation.

Reimagining energy

Completing our transformation to a net zero Integrated Energy Company will take time. But we are led by our purpose - to reimagine energy for people and our planet - and motivated by the opportunity we see in the energy transition. Trillions of dollars of investment will be needed over the next 30 years in replumbing and rewiring the global energy system.

We now have offshore wind partnerships in the US with Equinor and in the UK with EnBW - two of the best regions globally for the world's fastest-growing source of energy. Our solar development joint venture«, Lightsource bp, is growing prolifically. We are working with Ørsted to develop green hydrogen for our Lingen refinery. We have joined forces with the mobility platform DiDi to build a network of electric vehicle chargers in China, by far the world's biggest market for EVs. And we have a growing list of low carbon partnerships with cities such as Aberdeen and Houston and some of the world's leading companies, including Amazon, Microsoft, Qantas and Uber.

A compelling investor proposition

We are fully focused at all times on the bottom line of the business - on executing our strategy while operating safely, reliably and with discipline. We continue to build resilience and strength in the balance sheet as conditions remain challenging and uncertain while vaccines roll out, the pandemic recedes, and economies look to recover. At the same time, we are transforming to create value from the energy transition over the long term.

We see tremendous business opportunity in providing people with the reliable, affordable, clean energy they want and need. Our net zero ambition is clearly the right thing for society, but we know it does not give us a free pass in a fast-changing world. We have to show you the evidence that we can compete fiercely and add value - in service of the compelling investor proposition we believe we offer:

●          Committed distributions - including the dividend as the number one priority;

●          Profitable growth; and

●          Sustainable value.

This is all in service of growing long-term shareholder value, that is our job. And I promise to keep you well informed as we execute our plans. As ever, thank you for your continued support - I will never take that for granted. And I look forward to any feedback you might have.

Thank you.

Bernard Looney

Chief executive officer

22 March 2021

3.        Extracted in full and unedited text from "Group performance", bp Annual Report and Form 20-F 2020, pages 42-47:

Financial and operating performance

	$ million except per share amounts
	2020	2019	2018
Sales and other operating revenues	180,366	278,397	298,756
Profit before interest and taxation	(21,740)	11,706	19,378
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(3,148)	(3,552)	(2,655)
Taxation	4,159	(3,964)	(7,145)
Non-controlling interests	424	(164)	(195)
Profit (loss) for the year attributable to bp shareholders	(20,305)	4,026	9,383
Inventory holding (gains) losses, before tax	2,868	(667)	801
Taxation charge (credit) on inventory holding gains and losses	(667)	156	(198)
RC profit (loss) for the year attributable to bp shareholders	(18,104)	3,515	9,986
Net (favourable) adverse impact of non-operating items and fair value accounting effects before tax	16,649	8,263	3,380
Taxation charge (credit) on non-operating items and fair value accounting effects	(4,235)	(1,788)	(643)
Underlying RC profit (loss) for the year attributable to bp shareholders	(5,690)	9,990	12,723
Dividends paid per share - cents	31.5	41.0	40.5
- pence	24.458	31.977	30.568

Results
The loss for the year ended 31 December 2020 attributable to bp shareholders was $20.3 billion, compared with a profit of $4.0 billion in 2019. Adjusting for inventory holding losses, replacement cost (RC) loss was $18.1 billion, compared with a profit of $3.5 billion in 2019.

After adjusting RC loss for a net charge for non-operating items of $12.2 billion and net adverse fair value accounting effects of $0.2 billion (both on a post-tax basis), underlying RC loss for the year ended 31 December 2020 was $5.7 billion. The result reflected lower oil and gas prices, significant exploration write-offs and lower refining margins and depressed demand.

The profit for the year ended 31 December 2019 attributable to bp shareholders was $4.0 billion, excluding inventory holding gains, RC profit was $3.5 billion. After adjusting RC profit for a net charge for non-operating items of $7.2 billion and net favourable fair value accounting effects of $0.7 billion (both on a post-tax basis), underlying RC profit for the year ended 31 December 2019 was $10.0 billion, a decrease of $2.7 billion compared with 2018. The decrease was predominantly due to lower oil and gas prices in the Upstream segment and a significantly weaker environment in the Downstream segment.

Non-operating items
In 2020 the net charge for non-operating items was $12.2 billion, mainly related to impairment charges, a gain on the disposal of our petrochemicals business, certain exploration write-offs (reported within the 'other' category), and restructuring costs associated with the reinvent bp programme. The impairment charges mainly relate to producing assets and principally arose as a result of changes to the group's oil and gas price assumptions. Impairment charges also include amounts relating to the disposal of the group's interests in its Alaska business.

In 2019 the net charge was $7.2 billion, mainly related to impairment charges, principally resulting from the announcements to dispose of certain assets in the US and reclassification of accumulated foreign exchange losses from reserves to the income statement on the formation of the bp Bunge Bioenergia joint venture.

See pages 304 and 305 for more information on non-operating items and fair value accounting effects.

Taxation
The credit for corporate income taxes was $4,159 million in 2020 compared with a charge of $3,964 million in 2019. The decrease mainly reflects the loss in 2020. The effective tax rate (ETR) on the loss for the year in 2020 was impacted by the impairment charges and exploration write-offs. The ETRs for 2020 and 2019 were also impacted by various other one-off items.

Adjusting for inventory holding impacts, non-operating items and fair value accounting effects, the underlying ETR in 2020 was lower than in 2019, mainly reflecting the exploration write-offs with a limited deferred tax benefit and the reassessment of deferred tax asset recognition. The underlying ETR for 2021 is expected to be higher than 40% but is sensitive to the impact that volatility in the current environment may have on the geographical mix of the group's profits and losses. Underlying ETR is a non-GAAP measure. A reconciliation to GAAP information is provided on page 348.

			$ million
Non-operating items	2020	2019	2018
Gains on sale of businesses and fixed assets	2,874	193	456
Impairment and losses on sale of businesses and fixed assets	(14,369)	(8,075)	(860)
Environmental and other provisions	(212)	(341)	(758)
Restructuring, integration and rationalization costs	(1,296)	2	(726)
Fair value gain (loss) on embedded derivatives	-	-	17
Gulf of Mexico oil spill response	(255)	(319)	(714)
Other	(2,554)	(78)	(372)
Total before interest and taxation	(15,812)	(8,618)	(2,957)
Finance costs	(625)	(511)	(479)
	(16,437)	(9,129)	(3,436)
Taxation credit (charge) on non-operating items	4,345	1,943	510
Taxation - impact of US tax reform	-	-	121
Taxation - impact of foreign exchange	(99)	-	-
Total after taxation	(12,191)	(7,186)	(2,805)

	%
Effective tax rate	2020	2019	2018
Effective tax rate (ETR) on profit or loss for the year	17	49	43
Underlying ETR	(14)	36	38

Reporting
The group's organizational structure reflects the various activities in which bp is engaged. At 31 December 2020, bp reported Upstream, Downstream, Rosneft and Other businesses and corporate.

Upstream's activities included oil and natural gas exploration, field development and production; midstream transportation, storage and processing; and the marketing and trading of natural gas, including liquefied natural gas (LNG), together with power and natural gas liquids (NGLs). For further details of Upstream's activities during the year see page 308.

Downstream's activities covered convenience and mobility offers, including next-gen mobility to our customers. It also included the refining, manufacturing, marketing, transportation, and supply and trading of crude oil, petroleum, lubricants and petrochemicals products.

The Rosneft segment result includes equity-accounted earnings arising from bp's interest in Rosneft.

Other businesses and corporate comprised the biofuels and wind businesses, the group's shipping and treasury functions, and corporate activities worldwide.

In February 2020 bp announced plans for a future reorganization of the group's operating segments. The group's segmental reporting structure described above remained in place throughout 2020 and changes, as described on page 38, were effective from 1 January 2021.

			$ million
	2020	2019	2018
Sales and other operating revenues
Upstream	34,197	54,501	56,399
Downstream	162,974	250,897	270,689
Other businesses and corporate	1,716	1,788	1,678
	198,887	307,186	328,766
Less: sales and other operating revenues between segments	18,521	28,789	30,010
Total sales and other operating revenues	180,366	278,397	298,756
RC profit (loss) before interest and tax
Upstream	(21,547)	4,917	14,328
Downstream	3,418	6,502	6,940
Rosneft	(149)	2,316	2,221
Other businesses and corporate	(683)	(2,771)	(3,521)
Consolidation adjustment - UPII	89	75	211
	(18,872)	11,039	20,179
Net (favourable) adverse impact of non-operating items and fair value accounting effects
Upstream	16,506	6,241	222
Downstream	(330)	(83)	621
Rosneft	205	103	95
Other businesses and corporate	(357)	1,491	1,963
	16,024	7,752	2,901
Underlying RC profit (loss) before interest and tax
Upstream	(5,041)	11,158	14,550
Downstream	3,088	6,419	7,561
Rosneft	56	2,419	2,316
Other businesses and corporate	(1,040)	(1,280)	(1,558)
Consolidation adjustment - UPII	89	75	211
	(2,848)	18,791	23,080

bp average realizationsa			$ per barrel
Crude oilb	38.46	61.56	67.81
Natural gas liquids	12.91	18.23	29.42
Liquids	36.16	57.73	64.98
		$ per thousand cubic feet
Natural gas	2.75	3.39	3.92
US natural gas	1.30	1.93	2.43
		$ per barrel of oil equivalent
Total hydrocarbons	26.31	38.00	43.47

Average oil marker pricesc
Brent	41.84	64.21	71.31
West Texas Intermediate	39.25	57.03	65.20

Average natural gas marker prices		$ per million British thermal units
Average Henry Hub gas priced	2.08	2.63	3.09

			pence per therm
Average UK National Balancing Point gas price	24.93	34.70	60.38

			$/bbl
bp average refining marker margin (RMM)	6.7	13.2	13.1

a Realizations are based on sales by consolidated subsidiaries« only, which excludes equity-accounted entities.

b Includes condensate.

c All traded days average.

d Henry Hub First of Month Index.

Upstream
Sales and other operating revenues for 2020 were lower due to lower liquids and gas realizations, lower gas marketing and trading revenues and were further impacted by lower sales volumes.

RC loss before interest and tax for the segment included a net non-operating charge of $15,768 million. This primarily relates to impairments associated with revisions to the long-term price assumptions. See Financial statements - Note 5 for further information. Fair value accounting effects had an adverse impact of $738 million relative to management's view of performance.

The 2019 result included a net non-operating charge of $6,947 million, primarily related to impairment charges arising from disposal transactions. Fair value accounting effects had a favourable impact of $706 million relative to management's view of performance.

After adjusting for non-operating items and fair value accounting effects, the underlying RC result before interest and tax was lower in 2020 compared with 2019. This primarily reflected lower liquids and gas realizations and the impact of writing down certain exploration intangible carrying values.

Downstream
Sales and other operating revenues in 2020 were lower than in 2019, mainly due to lower crude and product prices and the demand impact of COVID-19.

RC profit before interest and tax for 2020 included a net non-operating gain of $479 million. The gain reflected a profit of $2.3 billion on the sale of our petrochemicals business, which was partially offset by restructuring costs and impairments. In addition, fair value accounting effects for 2020 had an adverse impact of $149 million, compared with a favourable impact of $160 million in 2019.

After adjusting for non-operating items and fair value accounting effects, underlying RC profit before interest and tax for the year was $3,088 million.

The fuels business reported a lower underlying RC profit before interest and tax compared with 2019, due to an exceptionally weak refining environment, with COVID-19 restrictions impacting refining utilization and fuel volumes. The 2020 result also reflects a higher contribution from supply and trading.

Our fuels marketing business demonstrated continued resilience, delivering significant profit in 2020, despite COVID-19 - which adversely impacted retail fuel and aviation volumes by 14% and 50% respectively.

Refining loss in 2020 reflects the continued impact of historically low industry margins. Although refining availability was strong at 96%, utilization was around 6% lower than 2019, due to the impact of COVID-19 on demand. These factors were partially offset by a lower level of turnaround activity and lower costs.

In the fourth quarter of 2020, we announced plans to cease production at our Kwinana refinery and convert it to an import terminal, helping secure ongoing fuel supply for Western Australia.

We continued to redefine convenience in 2020, delivering a 6% growth in convenience gross margin. We also expanded our retail network by more than 1,400 sites, to a total of 20,300, including more than 1,900 strategic convenience sites. And we completed the formation of Jio-bp, our Indian joint venture with Reliance, helping more than double the number of retail sites in growth markets, see page 24.

We also progressed our electrification agenda, growing our network to 10,100 bp and joint venture operated electric vehicle charge points,see Our strategy on page 15.

The lubricants business reported a lower underlying RC profit before interest and tax compared with 2019 and this reflected significant COVID-19 demand impacts, with volumes 15% lower for the year. We continued to expand our service offer in 2020, growing the number of Castrol branded independent workshops by more than 4,000 to over 28,000 globally.

The petrochemicals business reported a lower underlying RC profit before interest and tax compared with 2019, reflecting the impact of COVID-19 on demand and a significantly weaker margin environment. In December we completed the divestment of bp's petrochemicals business to INEOS for a total consideration of $5 billion. Final payments, totalling $1 billion, were received in February 2021.

For more information see Additional information for Downstream on page 318.

Rosneft
RC loss before interest and tax for 2020 and RC profit before interest and tax for 2019 for the segment included a non-operating charge of $205 million for 2020 and $103 million for 2019.

After adjusting for non-operating items, the underlying RC profit before interest and tax in 2020 primarily reflected lower oil prices and unfavourable foreign exchange and adverse duty lag effects compared with 2019 underlying profit.

Financial and operating performance for 2020 also reflected the increased average economic interest that bp holds in Rosneft as a result of Rosneft's share buyback programme and the transaction to sell Rosneft's business in Venezuela in exchange for its own shares, which completed in April 2020.

For more information see Additional information for Rosneft on page 320.

Other businesses and corporate
RC loss before interest and tax for the year ended 31 December 2020 was $683 million (2019 $2,771 million). The 2020 result included a net charge for non-operating items of $318 million, primarily relating to Gulf of Mexico oil spill related costs of $255 million and restructuring costs, partly offset by a gain on disposal (non-operating items in 2019 $1,491 million). In addition, fair value accounting effects had a favourable impact of $675 million.

After adjusting for non-operating items and fair value accounting effects, the underlying RC loss before interest and tax for the year ended 31 December 2020 was $1,040 million (2019 $1,280 million). This result mainly reflected an uplift in valuation of a venture investment of $284 million.

Outlook for 2021
●       From the oil supply side, limited growth from non-OPEC+ countries coupled with active market management from OPEC+ means that for 2021 we anticipate a normalization of the currently high inventory levels.

●     Oil demand is anticipated to recover in 2021. The speed and degree of the rebound depends on governments' policies and individuals' self-imposed actions as vaccine distribution proceeds. 46 bp Annual Report and Form 20-F 2020

●     Oil prices have risen since the end of October, supported by vaccine rollout programmes and continued active supply management by OPEC+ countries. Prices are expected to remain subject to the decisions of OPEC+, confidence in efforts to manage the rollout of vaccination and further virus control measures.

●     We expect the US gas market to tighten in 2021 as supply declines and demand for LNG exports recovers. The current tightness on global LNG markets and higher US gas prices will lift other regional gas prices.

●     US gas markets are likely to benefit from lower production and a recovery in international LNG demand driven by demand in Asia.

●     In Downstream we expect the outlook for the first part of the year to remain challenged due to COVID-19, but to improve. While COVID-19 has had material impacts at the start of the year, with increased restrictions resulting in lower product demand, we expect this uncertainty to improve subject to the successful rollout of vaccination and virus control measures. Industry refining margins and utilization continue to remain restrained by uncertainty about the pace of demand recovery. The weak margin environment combined with continued capacity additions in developing markets has prompted a raft of third-party closure announcements. However, these closures are unlikely to be sufficient to see a sustained rebound in margins to pre-COVID levels in 2021.

●     Full-year 2021 underlying production is expected to be slightly higher than 2020 due to the ramp-up of major projects, primarily in gas regions, partly offset by the impacts of reduced capital investment and decline in lower-margin gas assets. Reported production is expected to be lower due to the impact of the ongoing divestment programme.

●     Other businesses and corporate charges for 2021, excluding non-operating items, fair value accounting effects and foreign exchange volatility impact, are expected to be $1.2-1.4 billion although the quarterly charge may vary quarter to quarter.

Cash flow and net debt information

			$ million
	2020	2019	2018
Operating cash flow excluding Gulf of Mexico oil spill paymentsa	13,770	28,199	26,091
Operating cash flow	12,162	25,770	22,873
Net cash used in investing activities	(7,858)	(16,974)	(21,571)
Net cash used in financing activities	3,956	(8,817)	(4,079)
Cash and cash equivalents at end of year	31,111	22,472	22,468
Capital expenditure
Organic capital expenditure	(12,034)	(15,238)	(15,140)
Inorganic capital expenditure	(2,021)	(4,183)	(9,948)
	(14,055)	(19,421)	(25,088)
Divestment and other proceeds
Divestment proceeds	5,480	2,201	2,851
Other proceeds	1,106	566	666
	6,586	2,767	3,517
Debt
Finance debt	72,664	67,724	65,132
Net debt	38,941	45,442	43,477
Finance debt ratio (%)	45.9%	40.2%	39.3%
Gearing (%)	31.3%	31.1%	30.0%
Gearing including leases (%)	36.0%	35.3%	N/A

a This does not form part of bp's Annual Report on Form 20-F as filed with the SEC.

Operating cash flow
Operating cash flow for the year ended 31 December 2020 was $12.2 billion, $13.6 billion lower than 2019. Operating cash flow in 2020 reflects $1.8 billion of pre-tax cash outflows related to the Gulf of Mexico oil spill. Compared with 2019, operating cash flows in 2020 reflected lower oil and gas realizations, lower refining margins and lower fuels volumes partly offset by lower tax payments and lower working capital build.

Movements in working capital adversely impacted cash flow in the year by $0.1 billion, including an adverse impact on working capital from the Gulf of Mexico oil spill of $1.6 billion. Other working capital effects, principally a decrease in inventory and other current and non-current assets partially offset by a decrease in other current and non-current liabilities, had a favourable effect of $1.5 billion. bp actively manages its working capital balances to optimize and reduce volatility in cash flow.

Operating cash flow for the year ended 31 December 2019 was $25.8 billion, $2.9 billion higher than 2018. Operating cash flow in 2019 reflected $2.7 billion of pre-tax cash outflows related to the Gulf of Mexico oil spill. Compared with 2018, operating cash flows in 2019 also reflected the favourable effect of an estimated $2.0 billion of lease payments being classified as financing cash flows from 1 January 2019 following the implementation of IFRS 16.

Movements in working capital adversely impacted cash flow in the year by $2.9 billion, including an adverse impact on working capital from the Gulf of Mexico oil spill of $2.6 billion.

Net cash used in investing activities
Net cash used in investing activities for the year ended 31 December 2020 decreased by $9.1 billion compared with 2019.

The decrease mainly reflected lower capital expenditure, particularly due to payments of $3.5 billion in 2019 for the acquisition of unconventional onshore US oil and gas assets from BHP, and $3.9 billion of disposal proceeds from the petrochemicals divestment.

Total capital expenditure for 2020 was $14.1 billion (2019 $19.4 billion), of which organic capital expenditure was $12.0 billion (2019 $15.2 billion) in line with the guidance given in April. Sources of funding are fungible, but the majority of the group's funding requirements for new investment comes from cash generated by existing operations. We expect 2021 total capital expenditure, including organic capital expenditure, to be around $13 billion.

Total divestment and other proceeds for 2020 amounted to $6.6 billion, including $3.9 billion of proceeds from the petrochemicals divestment and $1.1 billion other proceeds. Other proceeds represented a loan repayment relating to the TANAP pipeline refinancing; and proceeds in relation to the sale of interests in bp's retail property portfolio in the UK and New Zealand.

Total divestment and other proceeds for 2019 amounted to $2.8 billion, including $0.6 billion received in relation to the sale of an interest in bp's retail property portfolio in Australia. The proceeds from the UK, New Zealand and Australia property transactions are reported within financing activities in the group cash flow statement.

bp has completed or agreed transactions for over half of its target of $25 billion in proceeds by 2025. bp expects proceeds from divestments and other disposals of $4-6 billion in 2021, weighted towards the second half.

Net cash provided by (used in) financing activities
Net cash provided by financing activities for the year ended 31 December 2020 was $4.0 billion, compared with net cash used of $8.8 billion in 2019. This was mainly due to the issue of perpetual hybrid bonds with a US$ equivalent value of $11.9 billion.

Total dividends distributed to shareholders in 2020 were 31.5 cents per share, 9.5 cents lower than 2019. This amounted to a total distribution to shareholders of $6.3 billion in 2020. In 2019 the total distribution to shareholders was $8.3 billion, of which shareholders elected to receive $1.4 billion in shares under the scrip dividend programme. The board decided not to offer a scrip dividend alternative in respect of the 2020 dividends.

Debt
Finance debt at the end of 2020 increased by $4.9 billion from the end of 2019. The finance debt ratio at the end of 2020 increased to 45.9% from 40.2% at the end of 2019. Net debt at the end of 2020 decreased by $6.5 billion from the 2019 year-end position. Gearing at the end of 2020 increased to 31.3% from 31.1%, reflecting significant impairments and exploration write-offs, offset by the hybrid bond issue in June 2020. Net debt and gearing are non-GAAP measures. See Financial statements - Notes 26 and 27 for further information on finance debt and net debt.

For information on financing the group's activities, see Financial statements - Note 29 and Liquidity and capital resources on page 306.

Group reserves and production
Total hydrocarbon proved reserves at 31 December 2020, on an oil equivalent basis including equity-accounted entities, decreased by 7% compared with 31 December 2019. Natural gas represented about 41% (47% for subsidiaries and 36% for equity-accounted entities) of these reserves. The change includes a net decrease from acquisitions and disposals of 1,069mmboe (decrease of 1,072mmboe within our subsidiaries and increase of 3mmboe within our equity-accounted entities). Acquisition and divestment activity occurred in our equity-accounted entities in Russia, and divestment activity in our subsidiaries in the US including Alaska.

Total hydrocarbon production for the group was 8% lower compared with 2019. The decrease comprised an 11% decrease (6% decrease for liquids and 16% decrease for gas) for subsidiaries and a 2% decrease (4% decrease for liquids and 2% increase for gas) for equity-accounted entities.

Group reserves and production (including Rosneft segment)a
	2020	2019	2018
Estimated net proved reserves (net of royalties)
Liquids (mmb)	10,661	11,478	11,456
Natural gas (bcf)	42,467	45,601	49,239
Total hydrocarbons (mmboe)	17,982	19,341	19,945
Of which:
Equity-accounted entitiesb	10,100	9,965	9,757
Production (net of royalties)
Liquids (mmb)	2,106	2,211	2,191
Natural gas (bcf)	7,929	9,102	8,659
Total hydrocarbons (mmboe)	3,473	3,781	3,683
Of which:
Subsidiaries	2,146	2,420	2,328
Equity-accounted entitiesc	1,326	1,360	1,355

a Because of rounding, some totals may not agree exactly with the sum of their component parts.

b Includes BP's share of Rosneft. See Supplementary information on oil and natural gas on page 231 for further information.

c Includes BP's share of Rosneft. See Oil and gas disclosures for the group on page 312 for further information.

 Exhibit 1.4

BP P.L.C. NOTICE OF ANNUAL GENERAL MEETING

BP p.l.c. ('the Company') announces that the Notice of Meeting for the Company's 2021 Annual General Meeting ('AGM') has been published today.

The Notice of Meeting for the 2021 AGM is available at bp.com/notice. Copies of the Notice, the proxy card and the notification of availability have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Copies of the documents referred to above may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The AGM is scheduled to take place at the Company's registered office, 1 St. James's Square, London, SW1Y 4PD, UK and electronically, starting at 11:00am BST on Wednesday, 12 May 2021.

Please refer to the important information contained in the Notice of Meeting in relation to participation in the AGM this year.

At present the measures put in place by the UK government in response to the COVID-19 pandemic mean that the Company cannot hold the meeting in the usual way in person. In these exceptional circumstances, the Company is therefore planning to hold the AGM this year as a combined physical and electronic meeting (that is a "hybrid meeting" as defined in article 42.1(ii) of the Company's articles of association). Due to the current restrictions, shareholders, proxies and others will not be permitted to attend the physical location for the AGM but can attend using the electronic meeting platform.

The Company continues to monitor developments in UK government guidance relating to the COVID-19 situation. If circumstances change materially before the date of the meeting, the Company may adapt proposed AGM arrangements. Any changes to AGM arrangements will be notified as early as possible before the date of the meeting via bp.com/agm and a regulatory announcement.

The total of the votes cast by shareholders for or against or withheld on each resolution to be put to the meeting will be published on bp.com on or shortly before Thursday 13 May 2021.

Exhibit 1.5

BP p.l.c.
Total voting rights and share capital

As at 31 March 2021, the issued share capital of BP p.l.c. comprised 20,347,938,910 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,101,843,442. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 20,353,021,410. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

Exhibit 1.6

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Robert John Sawers
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.0234	141
d)	Aggregated information - Volume - Price - Total	141 £3.0234 £426. 30
e)	Date of the transaction	26 March 2021
f)	Place of the transaction	London Stock Exchange XLON

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Avril Shelley Helen Sawers
2	Reason for the notification
a)	Position/status	Person Closely Associated with Robert John Sawers
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.0234	141
d)	Aggregated information - Volume - Price - Total	141 £3.0234 £426.30
e)	Date of the transaction	26 March 2021
f)	Place of the transaction	London Stock Exchange XLON
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 April 2021
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary